UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-3 of Fibria Celulose S.A. (File No. 333-180051) filed with the U.S. Securities and Exchange Commission on March 12, 2012, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 29, 2012 we filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) a document styled Formulário de Referência (or “Reference Form”) which is obligatory on an annual basis under Brazilian law.  Set forth below are relevant disclosures contained in the Reference Form in Portuguese not otherwise previously disclosed to the market in English.

Changes to Brazilian Regulations Applicable to Export Prepayment Financings

On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financings, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. Exporters may continue to obtain long-term financing from foreign financial institutions, but these financings will not benefit from the reduced foreign exchange tax (imposto sobre operações financeiras de câmbio, or IOF/Exchange tax) rate applicable to the conversion of foreign currency into reais related to borrowings under export prepayment financings and will no longer be subject to an exemption on withholding tax payable for interest. In addition, the Brazilian government implemented a 6% IOF/Exchange tax rate applicable to foreign exchange transactions related to financings from foreign financial institutions with an average life of less than five years and reduced the IOF/Exchange rate for foreign financings with an average life of more than five years to 0%.

Legal Proceedings

In 2003, criminal proceedings were commenced against Mr. José Luciano Duarte Penido, the chairman of our board of directors, relating to bribes allegedly made on behalf of Samarco Mineração S.A., or Samarco, in 2000 to certain elected representatives of the Legislative Assembly of the State of Espírito Santo in Brazil, to favor the election of the president of that body.  At the time these alleged payments were made, Mr. Penido was the chief executive officer of Samarco.  Mr. Penido became the chairman of our board of directors in 2009.  Samarco allegedly transferred a credit for value-added tax on sales and services (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) to Espírito Santo Centrais Eléctricas S.A. — Escelsa, the electricity distribution company for the State of Espírito Santo, the payment for which was endorsed by two of Samarco’s legal representatives in favor of a third-party.  This third-party allegedly used these funds to make several unlawful payments to members of the Legislative Assembly of the State of Espírito Santo.  The Federal Court recently agreed to separate the criminal action pending against Mr. Penido from the case pending against the other defendants. This criminal action is currently in the discovery phase.  Mr. Penido has informed our company that he did not have any knowledge and did not participate in any of these alleged criminal acts.

Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk

We are exposed to commodity price risk arising from the volatility of the market prices of our pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers’ inventories, commercial strategies adopted by the major forestry companies and paper producers, and availability of substitutes for these products in the market.

We have a specialized team, which continuously monitors the price of pulp and analyzes trends, adjusting our estimates, in order to assist in the process of taking actions to achieve the best results under various scenarios. There is no liquid market for pulp, which limits our ability to mitigate a substantial portion of the risk to which our operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and low volume, and as a result, prices may be subject to significant distortion.

Currently, we do not use any derivative instruments to hedge against fluctuations in the market price of our pulp.

Phantom Stock Options (PSO) - Compensation Program Based on Shares

On April 28, 2010, our board of directors approved a long-term incentive plan, or the Plan, to align the interests of our executive officers with those of our shareholders in the medium and long term by creating a variable component of their remuneration based on the increase in the price of our common shares. Under the Plan, phantom stock options, or PSOs, may be awarded to our executive officers upon meeting certain share valuation targets established by our board of directors.  Each PSO consists of an award in cash based on the difference between the market price of our shares on the date on which the option may be exercised and the exercise price determined by our board of directors at the time the PSO was granted. The Plan does not provide for the delivery of any shares to the eligible participants and only our executive officers are eligible participants.  In August 2010, our board of directors approved two PSO awards under the Plan, referred to as the 2009 and 2010 Programs, and granted 379,851 PSOs to eligible participants.

At the time of each award, the eligible participant receives a number of PSOs calculated based on certain valuation targets and on the expectation of the increase in our stock price and, as a result, the valuation of our company. The target for the appreciation of our common shares is established by our board of directors and the number of PSOs awarded is calculated in such a manner that, if the appreciation target is attained, the resulting reward for the eligible participant will be equal to the target value.

A PSO can only be exercised after a vesting period of three years from the date of the award, and the maximum period for the exercise of a PSO is five years after the date of grant.  However, the PSOs awarded under our 2009 Program have a gradual vesting period.

The exercise price of a PSO is calculated by reference to the average price of our common shares, on the BM&FBOVESPA during the six months prior to the date of the award. However, for our 2009 and 2010 Programs, our board of directors approved an exercise price of R$27.55, corresponding to the price of our common shares on the first day they were traded on the BM&FBOVESPA under the symbol FIBR3.

The following table sets forth the vesting period, number of options and exercise price of the PSOs awarded under our 2009 and 2010 Programs:

	2009 Program
Vesting period	Exercise Date	Number of PSOs	Exercise Price

None	August 27, 2010	52,215	R$27.55
Four months	December 26, 2010	52,215	R$27.55
14 months	October 27, 2011	52,214	R$27.55
		156,644

	2010 Program
Vesting period	Exercise Date	Number of PSOs	Exercise Price

36 months	August 28, 2013	223,207	R$27.55

Intellectual Property

We have 780 trademarks (including registered, pending registration or deposited trademarks), of which 97 are in Brazil and 683 in 70 countries around the world. We also have 26 patents (including registered, pending registration or deposited patents), of which 7 are in Brazil and 19 in 12 other countries, covering a wide range of processes and techniques, including, pulp bleaching, chemical treatment of pulp and treatment of seedlings.

Employees

As of December 31, 2011, 2010 and 2009, we had 4,006, 5,037 and 4,765 employees, respectively.  The following table sets forth certain information about our number of employees by activity and geographical location for our three most recent fiscal years.

	As of December
Geographical location / Activity	2011	2010(1)	2009
State of São Paulo
Administrative	385	517	487
Forestry operations	622	700	663
Industrial operations	354	928	905
Total	1,361	2,145	2,055
State of Espírito Santo
Administrative	349	348	402
Forestry operations	469	473	400
Industrial operations	477	474	487
Total	1,295	1,295	1,289
State of Mato Grosso do Sul
Administrative	70	75	60
Forestry operations	475	606	513
Industrial operations	352	310	312
Total	897	991	885
State of Bahia
Administrative	26	41	42
Forestry operations	358	332	264
Industrial operations	—	—	—
Total	384	373	306
State of Rio Grande do Sul
Administrative	8	18	17
Forestry operations	19	29	51
Industrial operations	—	—	—
Total	27	47	68
Other States in Brazil
Administrative	—	141	132
Forestry operations	—	—	—
Industrial operations	—	—	—
Total	—	141	132
Outside Brazil
Administrative	42	45	30
Total	4,006	5,037	4,765

(1)          Includes employees at our Piracicaba unit and KSR Distribuidora and 50% of the employees of Conpacel, each of which were sold in 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: CFO and IRO